UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tel-Instrument Electronics Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

879165207
(CUSIP Number)

George J. Leon
The George Leon Family Trust
c/o Tel-Instrument Electronics Corp
One Branca Road,  East Rutherford, NJ 07073
(201) 933-1600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. ………………………

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
       ………    George J. Leon and The George Leon Family Trust……………….…….

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	………………………………………………………………………

(b)	……X………………………………………………………………

3.	SEC Use Only ………………………………………………………………….

4.	Source of Funds (See Instructions) …PF (Personal Funds) (Individual and of the Trust)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
…………………………………………………………………………

6.	Citizenship or Place of Organization …… Mr. Leon is a Canadian citizen and place of organization of the Trust is Canada

Number	7. Sole Voting Power ……Mr. Leon has sole voting power of 455, 971, which includes sole voting control over 423,621 shares held by The George Leon Family Trust…………………………………..
of Shares
Beneficially	8. Shared Voting Power …-0-………………………………………………...
Owned by
Each	9. Sole Dispositive Power … Mr. Leon has sole voting power of 455,971which includes sole voting control over 423,621 shares held by The George Leon Family Trust…………………………………..
Person
With	10. Shared Dispositive Power …-0-………………………………………….

 11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   ……455,971 (14.1%) of 3,243,087 shares outstanding……………………

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 …………………………………………………………………

13.	Percent of Class Represented by Amount in Row (11)
                 ………………………14.1% of 3,243,087 shares outstanding………………………

14.	Type of Reporting person (See Instructions)
………………………………IN (Individual)…………………………………..
………………………………00 Trust Fund

STATEMENT PURSUANT TO RULE 13D-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.                 Security and Issuer.

This Statement relates to shares of common stock, $.10 par value per share (the “Common Stock”), of Tel-Instrument Electronics Corp (the “Company”), whose principal executive offices are at One Branca Road., East Rutherford, NJ 07073.

Item 2.                 Identity and Background

(a)	George J. Leon
The George Leon Family Trust, a trust organized in Canada

(b)	c/o Tel-Instrument Electronics Corp, One Branca Road, East Rutherford, NJ 07073

(c)	Mr. Leon is an investment manager and a beneficiary of The George Leon Family Trust. He is also a Director of the company.

(d)	Mr. Leon and the trust have not been convicted in a criminal proceeding.

(e)
No Reporting Person(s) have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Item 6 on the cover is hereby incorporated by reference.

Item 3.                 Source and Amount of Funds or Other Consideration

The shares purchased were first purchased in 1988 with personal funds or trust funds, respectively.

Item 4.                 Purpose of Transaction

The purchase of shares of common stock of Tel-Instrument Electronics Corp was made in 1988 for investment purposes only and reporting is now required because the Company filed a Form 8A in February 2004.  The Reporting Person has been a director since 1988 and has no individual plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (l), inclusive, of Item 4 of Schedule 13D, except to the extent that the Company’s Board of Directors of which he is a member has or may decide on such matters.  Such person, may, at any time, and from time to time, review or reconsider their position with respect to any such matters, but have no present intention of doing so.

Item 5.                 Interest in Securities of Issuer

Identity of Person	Date of Transaction	Amount of Securities Involved	Average Price per Share	Where and How Transactions were Effected

Incorporate by reference items 7 through 11 on the cover page for Item 5A and Item 5B.

Mr. Leon has stock options (the “Options”) for 15,800 shares originally issued at an exercise price equal to the market price on the date of issuance.  The Options expire in 5 years and are exercisable for 20% of the shares on the first 3 anniversaries of the grant date and 40% on the fourth anniversary of the grant date.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Leon is an investment manager and a beneficiary of The George Leon Family Trust. The managers of The George Leon Family Trust are managed pursuant to a trust agreement which provides that a majority of the managers may elect or remove any manager.

Item 7.                 Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2013                                                                                                                              /s/George J. Leon

September  19, 2013

Statement Pursuant to
Rule 13(d)(k)(i) Under
The Securities Exchange Act of 1934

Each of us hereby agrees to file one joint Schedule 13D, and any Amendments, in connection with our ownership of Common Stock of Tel-Instrument Electronics Corp.

By: /s/George J. Leon

By: /s/The George Leon Family Trust